For Immediate Release	Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 27, 2009: Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $9.1 million for the first quarter of 2009, an increase of $5.8 million over 2008 first quarter earnings of $3.3 million. Earnings per common share (EPS) were $1.14 for the three months ended March 31, 2009, an improvement of $0.57 per share over the first quarter of 2008. Earnings in the first quarter of 2009 reflect the acquisition, on December 1, 2008, of Northern Utilities, Inc. (Northern Utilities) and Granite State Gas Transmission, Inc. (Granite State).

“Our strong financial results in the first quarter of 2009 reflect the strategic acquisition we completed in December of 2008,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “Unitil is now a larger company with a more diverse portfolio of local natural gas and electric distribution utility operations, which positions us well in a challenging economic environment.”

Natural gas sales margin increased $18.1 million in the three months ended March 31, 2009 compared to the same period in 2008. This increase primarily reflects the contribution to natural gas sales margin by Northern Utilities, the Company’s recently acquired local gas distribution utility. In addition to the contribution by Northern Utilities, total therm sales of natural gas increased 6.0% in the three months ended March 31, 2009 compared to the same period in 2008, reflecting increases of 6.3% and 5.9% in sales to residential and commercial and industrial (C&I) customers, respectively. The higher sales in the first three months of 2009 reflect a colder winter heating season this year and increased usage of natural gas by C&I customers for production operations. Average winter temperatures in the Company’s service territories were 6.4% colder than last year.

Electric sales margin increased $1.3 million in the three months ended March 31, 2009 compared to the same period in 2008, reflecting higher electric base rates in the current quarter, partially offset by lower sales volumes. Total electric kilowatt-hour (kWh) sales decreased 4.7% in the three months ended March 31, 2009 compared to the same period in 2008 driven by lower average usage per customer reflecting the continued economic slowdown and energy conservation.

Selected financial data for 2009 is presented in the following table:

Unitil Corporation - Condensed Financial Data

(Millions, except Per Share Data) (Unaudited)

	Three Months Ended March 31,
	2009	2008	Change
Gas Therm Sales: (a)
Residential	19.3	4.8	302.1%
Commercial/Industrial	58.1	6.8	754.4%

Total Gas Therm Sales	77.4	11.6	567.2%

Electric kWh Sales:
Residential	180.6	182.4	(1.0%)
Commercial/Industrial	242.1	261.1	(7.3%)

Total Electric kWh Sales	422.7	443.5	(4.7%)

(a) 2009 Gas Therm Sales include Northern Utilities, Inc., acquired on December 1, 2008.

Gas Revenues	$72.4	$14.3	$58.1
Purchased Gas	49.0	9.0	40.0

Gas Sales Margin	23.4	5.3	18.1

Electric Revenues	62.1	56.6	5.5
Purchased Electricity	47.7	43.5	4.2

Electric Sales Margin	14.4	13.1	1.3

Usource™ Sales Margin	1.1	1.0	0.1

Total Sales Margin	38.9	19.4	19.5

Operation & Maintenance	10.4	4.7	5.7

Depreciation, Amortization, Taxes & Other	14.6	8.8	5.8

Interest Expense, Net	4.8	2.6	2.2

Earnings Applicable to Common Shareholders	$9.1	$3.3	$5.8

Earnings Per Share	$1.14	$0.57	$0.57

Total Operation & Maintenance (O&M) expenses increased $5.7 million in the three months ended March 31, 2009 compared to the same period in 2008. The addition of Northern Utilities and Granite State to consolidated operating results in 2009 accounted for $2.1 million of the increase. In addition, higher year over year compensation and employee benefit expenses of $0.7 million and higher utility operating costs of $0.4 million, partially offset by lower professional fees of $0.3 million, contributed to the increase in O&M expenses. The increase in O&M expenses also reflects higher insurance costs in 2009 compared to 2008, due to the receipt of a $2.8 million insurance settlement in 2008.

Depreciation, Amortization, Taxes and Other expenses increased $5.8 million in the three months ended March 31, 2009 compared to the same period in 2008. The increase primarily reflects the addition of Northern Utilities and Granite State to consolidated operating results in 2009, and higher depreciation on normal utility plant additions partially offset by lower amortization on natural gas inventory carrying costs.

Interest Expense, Net increased $2.2 million in the three months ended March 31, 2009 compared to the same period in 2008. The addition of Northern Utilities and Granite State accounted for $1.7 million of the increase, reflecting the issuance of long-term notes by Northern Utilities and Granite State in December 2008. In addition, the increase in Interest Expense, Net reflects higher average borrowings in the current quarter.

Also in the first quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

In December 2008, the Company issued and sold 2,000,000 shares of its common stock at a price of $20.00 per share in a registered public offering. In January 2009, the underwriters exercised the over-allotment option associated with this offering and purchased an additional 270,000 shares of the Company’s common stock. The Company used net proceeds of $41.9 million from these issuances to repay a portion of the bank financing for the Company’s acquisitions of Northern Utilities and Granite State and to repay other short-term indebtedness. Overall, the positive results of operations and net income are reflected over a higher number of average shares outstanding year over year.

As a result of the acquisitions of Northern Utilities and Granite State on December 1, 2008, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the acquisitions are fully reflected in both reporting periods. In particular, the Company expects that consolidated results of operations in future reporting periods will reflect to a greater degree the seasonal nature of natural gas sales by the acquired operating utilities. Accordingly, the Company expects that as a result of the acquisitions, consolidated results of operations will be positively affected during the first and fourth quarters, and negatively affected during the second and third quarters of future reporting years.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric and natural gas distribution service in New Hampshire and Massachusetts, natural gas distribution service in Maine and energy services throughout the northeast. Unitil serves approximately 170,000 utility customers in three states. Its utility affiliates include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. Its other subsidiaries include Unitil Service Corp. and its non-regulated business segment doing business as Usource.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.